UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Elli Levinson-Sela, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ellils@alon-oil.co.il

ALON BLUE SQUARE ANNOUNCES RESIGNATION OF YONEL COHEN AS DIRECTOR

YAKUM, Israel, October 26, 2015 Alon Blue Square Israel Ltd. (NYSE: BSI) (hereinafter: the “Company”) announced today the resignation of Yonel Cohen as a member of the Company's board of directors effective immediately. The Board of Directors thanks Mr. Cohen for his contribution to the Company.

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Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in five reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 71.17% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 220 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 150 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. Operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 53.92% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square operates the issuance and clearance of gift certificates, through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 36.75%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

October 26, 2015

By:  /s/ Elli Levinson-Sela

Elli Levinson-Sela, Adv.

General Counsel and Corporate Secretary

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